Filed by JOHCM Funds Trust pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed under Rule 14a-12(b) under the

Securities and Exchange Act of 1934, as amended.

Subject Company: Advisers Investment Trust (SEC. File No. 811-22538)

Advisers Investment Trust 50 S. LaSalle Street Chicago, Illinois 60603

WE STILL NEED YOUR HELP

May 21, 2021

Dear Valued Shareholder,

Recently we sent to you proxy materials for the upcoming June 2nd special meeting of shareholders of JOHCM Funds. Our records indicate that we still have not yet received your important proxy vote. As an investor in one or more of the Funds, it is very important to the business of the Funds that we receive your proxy voting instructions. We need your help today.

As discussed in more detail in the proxy statement sent to you via hard copy or e-delivery, shareholders of JOHCM Funds are being asked to consider and vote on a proposal to merge the fund(s) in which you are invested, each a Target Fund, into a corresponding Acquiring Fund that has an identical or substantially identical investment objective and substantially similar investment strategies and policies as those of the respective Target Fund. The existing portfolio management team for each Target Fund will continue to handle the day-to-day portfolio management for the corresponding Acquiring Fund. There are no increases in fees in connection with these proposals. The Board of Trustees recommends that shareholders vote “FOR” the proposal.

For more information, please refer to the proxy statement, which can be found at vote.proxyonline.com/johcm/docs/2021.pdf     If you have any proxy related questions, or would like to cast your proxy vote by phone, please call 1-800-398-1247 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time. Voting your shares today will prevent the need to call you and solicit your voting instructions. We very much appreciate your attention to this matter.

PLEASE take a moment to cast your vote.

Sincerely,

Barbara J. Nelligan

President, Advisers Investment Trust

Four convenient voting methods…

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-800-398-1247. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided. If convenient for you, please use one of the three voting methods listed above so that we may be sure to receive your vote in time for the special meeting.

NOBO/registered

Advisers Investment Trust 50 S. LaSalle Street Chicago, Illinois 60603

WE STILL NEED YOUR HELP

May 21, 2021

Dear Valued Shareholder,

Recently we sent to you proxy materials for the upcoming June 2nd special meeting of shareholders of JOHCM Funds. Our records indicate that we still have not yet received your important proxy vote. As an investor in one or more of the Funds, it is very important to the business of the Funds that we receive your proxy voting instructions. We need your help today.

As discussed in more detail in the proxy statement sent to you via hard copy or e-delivery, shareholders of JOHCM Funds are being asked to consider and vote on a proposal to merge the fund(s) in which you are invested, each a Target Fund, into a corresponding Acquiring Fund that has an identical or substantially identical investment objective and substantially similar investment strategies and policies as those of the respective Target Fund. The existing portfolio management team for each Target Fund will continue to handle the day-to-day portfolio management for the corresponding Acquiring Fund. There are no increases in fees in connection with these proposals. The Board of Trustees recommends that shareholders vote “FOR” the proposal.

For more information, please refer to the proxy statement, which can be found at vote.proxyonline.com/johcm/docs/2021.pdf    If you have any proxy related questions, please call 1-800-398-1247 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time. Voting your shares today will prevent the need to call you and solicit your voting instructions. We very much appreciate your attention to this matter.

PLEASE take a moment to cast your vote.

Sincerely,

Barbara J. Nelligan

President, Advisers Investment Trust

Three convenient voting methods…

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-800-398-1247. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

OBO